Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares in Brilliance China Automotive Holdings Limited, you should at once hand this circular with the accompanying form of proxy to the purchaser(s) or transferee(s) or to the bank, licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser(s) or transferee(s).
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
NOTICE OF ANNUAL GENERAL MEETING
AND
PROPOSALS FOR
RE-ELECTION OF DIRECTORS
AND
GENERAL MANDATES TO REPURCHASE SHARES
AND TO ISSUE NEW SHARES

A notice convening an annual general meeting of Brilliance China Automotive Holdings Limited to be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong, on Friday, 23rd June, 2006 at 9 : 00 a.m. is set out on pages 14 to 17 of this circular.
Whether or not you are able to attend the meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting if you so wish.

* for identification purposes only
28th April, 2006

— i —

RESPONSIBILITY STATEMENT

     This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

— ii —

DEFINITIONS

     In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

‘1999 Share Option Scheme”	the share option scheme of the Company adopted on 18th September, 1999 and came into effect on 20th October, 1999;

‘Annual General Meeting”	the annual general meeting of the Company to be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Friday, 23rd June, 2006 at 9:00 a.m.;

‘associates”	has the meaning ascribed thereto in the Listing Rules;

‘Board’	the board of Directors;

‘Bye-Laws”	the bye-laws of the Company;

‘Companies Act”	The Companies Act 1981 of Bermuda as amended;

‘Company’	Brilliance China Automotive Holdings Limited , an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange and the New York Stock Exchange, Inc.;

‘controlling shareholders”	has the meaning ascribed thereto in the Listing Rules;

‘Director(s)”	the director(s) of the Company;

‘HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

‘Hong Kong”	The Hong Kong Special Administrative Region of the People’s Republic of China;

‘Huachen”	(Huachen Automotive Group Holdings Company Limited*), the controlling shareholder of the Company which is interested in approximately 39.42% of the issued share capital of the Company as at the Latest Practicable Date;

‘Issue Mandate”	the general and unconditional mandate to be granted to the Directors at the Annual General Meeting to exercise all the power to allot, issue and otherwise deal with new shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution approving such mandate;

‘Latest Practicable Date”	25th April, 2006, the latest practicable date prior to the bulk printing of this circular for ascertaining certain information containing herein;

‘Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange;

* for identification purposes only

DEFINITIONS

‘PRC”	The People’s Republic of China which, for the sole purpose of this circular, excludes Hong Kong, The Macau Special Administrative Region and Taiwan;

‘Repurchase Mandate”	the general and unconditional mandate to be granted to the Directors at the Annual General Meeting to repurchase shares of the Company on the Stock Exchange up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution approving such mandate;

‘SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

‘Share(s)”	share(s) of US$0.01 each in the capital of the Company;

‘Shareholder(s)”	holder(s) of Shares;

‘Shenyang Automotive”	(Shenyang Brilliance JinBei Automobile Co., Ltd.*), a non-wholly owned subsidiary of the Company;

‘Stock Exchange”	The Stock Exchange of Hong Kong Limited;

‘substantial shareholders”	has the meaning ascribed thereto in the Listing Rules;

‘Takeovers Code”	Hong Kong Code on Takeovers and Mergers; and

‘US$”	United States dollars, the lawful currency of the United States of America.

* for identification purposes only

LETTER FROM THE BOARD

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)

Executive Directors:	Registered office:
Mr. Wu Xiao An	Canon’s Court
(also known as Mr. Ng Siu On) (Chairman)	22 Victoria Street
Mr. Qi Yumin (Chief Executive Officer)	Hamilton HM12
Mr. He Guohua	Bermuda
Mr. Wang Shiping
Mr. Lei Xiaoyang

Non-executive Director:	Head office and principal place of business:
Mr. Wu Yong Cun
Suites 1602–05
Independent non-executive Directors:	Chater House
Mr. Xu Bingjin	8 Connaught Road Central
Mr. Song Jian	Hong Kong
Mr. Jiang Bo
28th April, 2006
To all Shareholders
Dear Sir/Madam,
NOTICE OF ANNUAL GENERAL MEETING
AND
PROPOSALS FOR
RE-ELECTION OF DIRECTORS
AND
GENERAL MANDATES TO REPURCHASE SHARES
AND TO ISSUE NEW SHARES
INTRODUCTION
     The purpose of this circular is to give you notice of the Annual General Meeting and to provide you with information on matters to be dealt with at the Annual General Meeting. They are: (i) re-election of Directors; and (ii) grant of the Repurchase Mandate and the Issue Mandate.

* for identification purposes only

LETTER FROM THE BOARD

PROPOSED RE-ELECTION OF DIRECTORS
     Pursuant to bye-law 99 of the Bye-Laws of the Company, at each annual general meeting one-third of the Directors for the time being, or if their number is not three or a multiple of three, then the number nearest to one-third but not greater than one-third (or in such other manner of rotation as may be required by the Listing Rules), shall retire from office by rotation. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election. Bye-law 102(B) provides that the Board has power from time to time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the Board), and shall then be eligible for re-election at the meeting. The Directors to retire at the annual general meeting pursuant to bye-law 102(B) shall not be taken into account in determining the Directors or number of Directors who are to retire by rotation at that annual general meeting.
     Pursuant to bye-law 102(B), Mr. He Guohua and Mr. Wang Shiping who were appointed by the Board as additions to the Board in September 2005, after the annual general meeting held on 24th June, 2005 will hold office until the Annual General Meeting.
     The remaining seven Directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Qi Yumin, Mr. Lei Xiaoyang, Mr. Wu Yong Cun, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo are subject to retirement by rotation under bye-law 99 of the Bye-Laws. Pursuant to bye-law 99, Mr. Wu Xiao An (also known as Mr. Ng Siu On), being the Director longest in office will retire at the Annual General Meeting. Mr. Wu Yong Cun and Mr. Xu Bingjin were appointed on the same day, and it is agreed that Mr. Wu Yong Cun will retire at the Annual General Meeting.
     Each of Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. He Guohua and Mr. Wang Shiping, being eligible, will offer himself for re-election and the Board has recommended them for election at the Annual General Meeting. Mr. Wu Yong Cun has indicated his intention not to be re-elected at the Annual General Meeting.
     Brief biography, as at the Latest Practicable Date, of each of the Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix I to this circular.
     Bye-law 103 of the Bye-Laws provides that no person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Directors at any general meeting, unless not less than seven days before the date appointed for the meeting there shall have been lodged at the office of the Company a notice in writing signed by a Shareholder (other than the person to be proposed) duly qualified to attend and vote at that meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected. Accordingly, if a Shareholder wishes to nominate a person to stand for election as a Director at the Annual General Meeting, (i) notice of his intention to propose such person for election as a Director and (ii) the notice executed by the nominated candidate of his willingness to be elected together with the nominated candidate’s biographical information referred to in Rule 13.51(2) of the Listing Rules must be validly served at the principal place of business of the Company at Suites 1602–05, Chater House, 8 Connaught Road Central, Hong Kong on or before Thursday, 15th June, 2006. If a valid notice from a Shareholder to

LETTER FROM THE BOARD

propose a person to stand for election as a Director at the Annual General Meeting is received after the printing of this circular, the Company will issue an announcement or a supplementary circular to inform Shareholders of the details of the additional candidate proposed.
PROPOSED GRANT OF REPURCHASE MANDATE AND ISSUE MANDATE
     At the annual general meeting of the Company held on 24th June, 2005, ordinary resolutions were passed, among other things, to grant the general mandates to the Directors (i) to repurchase Shares, the aggregate nominal amount of which does not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on 24th June, 2005; and (ii) to allot, issue and otherwise deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company on 24th June, 2005 and the nominal amount (up to a maximum of 10% of the aggregate nominal amount of the Company’s issued share capital pursuant to the mandate granted under (i) above) of any Shares repurchased by the Company.
     These general mandates will lapse at the conclusion of the Annual General Meeting.
The Repurchase Mandate
     At the forthcoming Annual General Meeting, an ordinary resolution will be proposed in respect of the granting to the Directors the Repurchase Mandate, in the terms set out in the notice of Annual General Meeting, to exercise the powers of the Company to repurchase its own securities on the Stock Exchange at any time during the period ended on the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the date upon which such authority is revoked or varied at a general meeting of the Shareholders and (iii) the date by which the next annual general meeting of the Company is required to be held by laws or the Bye-Laws. The aggregate nominal amount of Shares to be purchased pursuant to the Repurchase Mandate shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution.
     An explanatory statement to provide relevant information in respect of the Repurchase Mandate is set out in the Appendix II to this circular.
The Issue Mandate
     At the Annual General Meeting, ordinary resolutions will also be proposed to renew the general mandate granted to the Directors to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the relevant resolution, and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the Repurchase Mandate.
ANNUAL GENERAL MEETING AND PROXY ARRANGEMENT
     A notice convening the Annual General Meeting to be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Friday, 23rd June, 2006 at 9 : 00 a.m. is set out on pages 14 to 17 of this circular. A form of proxy for use at the Annual General Meeting is therein enclosed and such form of proxy is also published on the website of the Stock Exchange (www.hkex.com.hk). Whether or not the Shareholders intend to be present at the Annual General Meeting, they are requested to complete the form of proxy and return it to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at

LETTER FROM THE BOARD

Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding of the Annual General Meeting or any adjourned meeting. Completion and delivery of the form of proxy will not preclude Shareholders from attending and voting in person at the Annual General Meeting or any adjournment thereof if they so wish.
PROCEDURES BY WHICH A POLL MAY BE DEMANDED
     Pursuant to the bye-law 70 of the Bye-Laws, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or demanded (before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):
(i)	by the Chairman of the meeting; or

(ii)	by at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii)	by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to attend and vote at the meeting; or

(iv)	by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
     Pursuant to Rule 13.39(3) of the Listing Rules, if the Chairman of the meeting and/or the Directors individually or collectively hold proxies in respect of shares holding 5% or more of the total voting rights at a particular meeting, and if on a show of hands a meeting votes in the opposite manner to that instructed in those proxies, the Chairman and/or the Directors and the Chairman holding proxies as aforesaid collectively shall demand a poll; provided that if it is apparent from the total proxies held that a vote taken on a poll will not reverse the vote taken on a show of hands (because the votes represented by those proxies exceed 50%, 75% or any other relevant percentage, as the case may be, of the total issued share entitled to vote on the resolution in question) then the Directors and/or the Chairman shall not be required to demand a poll.
RECOMMENDATIONS
     The Board considers that the re-election of Directors and the granting of the Repurchase Mandate and the Issue Mandate are in the best interest of the Company and the Shareholders, and therefore recommends the Shareholders to vote in favour of all of the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
For and on behalf of the Board of
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman

APPENDIX I	BIOGRAPHIES OF DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

     The following are the biographies of the Directors proposed to be re-elected at the Annual General Meeting:
(1)	Mr. Wu Xiao An (also known as Mr. Ng Siu On) ( ‘Mr. Wu”), an executive Director and the Chairman
     Mr. Wu, age 44, has been the Chairman of the Board of the Company since June 2002, and an executive Director since 1994. He is responsible for the overall management and strategy of the Company. He was the Vice Chairman and Chief Financial Officer of the Company from 1994 to June 2002. Mr. Wu holds a Bachelor of Arts Degree from Beijing Foreign Languages Institute and a Master of Business Administration Degree from Fordham University in New York. He served from 1988 to 1993 as Deputy Manager of the Bank of China, New York Branch.
     Mr. Wu is a director of Huachen. He is the Chairman and a director of (Shenyang XinJinBei Investment and Development Co., Ltd.*) and (Shenyang JinBei Automotive Industry Holdings Co., Ltd.*), both of which are subsidiaries of the Company. He is also a director of the following subsidiaries of the Company: Shenyang Automotive, China Brilliance Automotive Components Group Limited, Southern State Investment Limited, Beston Asia Investment Limited, Pure Shine Limited, Key Choices Group Limited and Brilliance China Automotive Finance Ltd. Save as stated herein, Mr. Wu does not hold any position in any subsidiaries of the Company.
     Other than the relationship arising from his being an executive Director and a director of Huachen, Mr. Wu does not have any relationships with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.
     Mr. Wu was the Chairman and a director of (Shanghai Shenhua Holdings Co., Ltd.*), a A-share company listed on the Shanghai Stock Exchange in 1990, from June 2003 to November 2005. Save as aforementioned, he has not held any directorship in any listed public companies in the last three years.
     As at the Latest Practicable Date, Mr. Wu was deemed to be interested in options to subscribe for 2,800,000 Shares under the 1999 Share Option Scheme and has a call option to acquire 92,911,266 Shares, representing approximately 2.533% of the existing issued share capital of the Company, at HK$0.95 per Share, exercisable in whole or in part at any time during a period of three years commencing from 6th August, 2003, from Huachen, pursuant to a call option agreement dated 18th December, 2002. Save as disclosed herein, Mr. Wu was not interested or deemed to be interested in any Shares or underlying Shares of the Company pursuant to Part XV of the SFO.
     Mr. Wu has entered into a service agreement with the Company dated 1st March 2006 for a term of three years commencing from
1st March, 2006. Mr. Wu is entitled to a remuneration of US$450,943 per annum. Mr. Wu is also entitled to participate in the Executive Bonus Plan of the Company whereby up to 5% of the net income of the Company can be distributed to such persons as determined at the discretion of the Board based on their respective performance of the relevant year. As an executive Director, the emoluments of Mr. Wu will be determined by the Board with reference to his qualification, experience and responsibilities in the Group.

* for identification purposes only

APPENDIX I	BIOGRAPHIES OF DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

     There is no information relating to Mr. Wu which is discloseable under Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there is no other matters that need to be brought to the attention of the Shareholders nor is there any other information to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.
(2)	Mr. He Guohua (“Mr. He”), an executive Director
     Mr. He, age 55, was appointed as an executive Director on 16th September, 2005. Mr. He is a Senior Engineer in electrical engineering. He graduated from Hefei University of Technology, majoring in Micro Computer Science in 1984. Mr. He previously worked as an engineer of Shenyang First Machine Tools Factory. He was also a Director of Shenyang Planning & Economic Commission, a Director of Shenyang Economic & Trade Commission, a Deputy Director of Shenyang Automotive Development Office and the Chairman and General Manager of Shenyang Automotive Assets Operation Corporation.
     Mr. He is currently a director and Vice President of Huachen. He is the Vice Chairman and a director of Shenyang Automotive. He is also a director and Chairman of (Ningbo Yuming Machinery Industrial Co., Ltd.*), a wholly owned subsidiary of the Company. Mr. He is a director of the following subsidiaries of the Company: (Ningbo Brilliance Ruixing Auto Components Co., Ltd.*), (Shenyang Brilliance Dongxing Automotive Component Co., Ltd.*), Southern State Investment Limited, (Shenyang ChenFa Automobile Component Co., Ltd.*), (Shenyang XinJinBei Investment and Development Co., Ltd.*), (Shenyang JinBei Automotive Industry Holdings Co., Ltd.*), (Shenyang XingYuanDong Automobile Component Co., Ltd.*) and (Shenyang Brilliance Power Train Machinery Co., Ltd.*). Save as stated herein, he does not hold any position in any subsidiaries of the Company.
     Other than the relationship arising from his being an executive Director of the Company and a director and Vice President of Huachen, Mr. He does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.
     Mr. He was appointed as a director of (Shenyang JinBei Automotive Co., Ltd.*), an A-share company listed on the Shanghai Stock Exchange in April 2001 and became its Chairman in April 2002. Save as aforementioned, he has not held any directorship in any listed public companies in the last three years.
     As at the Latest Practicable Date, Mr. He was not interested or deemed to be interested in any Shares or underlying Shares of the Company pursuant to Part XV of the SFO. The appointment of Mr. He as a director of the Company has no fixed term but he is subject to the retirement by rotation requirements under the Bye-Laws. On 1st July, 2004, Mr. He has entered into an employment contract for senior technician/management (the ‘‘Employment Contract’’) with the Company in relation to his appointment to the senior management of the Company for a term of three years commencing from 1st July, 2004. Pursuant to the Employment Contract, Mr. He is entitled to an annual salary of US$150,000 determined by the Board with reference to his qualification, experience and responsibilities in the Group. No service agreement has been entered into between the Company and Mr. He in relation to his appointment as an executive Director. Save for the monthly salary payable to Mr. He for his position as a senior management of the Company, Mr. He is not entitled to any other emolument for his position as an executive Director.

* for identification purposes only

APPENDIX I	BIOGRAPHIES OF DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

     There is no information relating to Mr. He which is discloseable under Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there is no other matters that need to be brought to the attention of the Shareholders nor is there any other information to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.
(3)	Mr. Wang Shiping ( ‘Mr. Wang”), an executive Director
     Mr. Wang, age 49, was appointed as an executive Director on 16th September, 2005. Mr. Wang is a Senior Engineer (Researcher) in corporate management. Mr. Wang graduated from Anshan Iron & Steel University in 1983 and was awarded a Degree in Bachelor of Engineering. He was awarded a Master of Business Economics Degree by the Graduate School of the Chinese Academy of Social Sciences in 1998. Mr. Wang was the Deputy Head Engineer of Radiator Branch Company of China First Automobile Group Corporation ( ‘FAW’’) between May 1993 to July 1994. Between July 1994 to July 2002, Mr. Wang was the General Manager of FAW-ZEXEL Air-Condition Branch Company. Mr. Wang was the Deputy General Manager and Director of Strategic Planning of Fawer Automobile Part Co., Ltd., a position which he has held between July 2002 to March 2005.
     Mr. Wang is currently a director and Vice President of Huachen. He is a director and the Chairman of (Ningbo Brilliance Ruixing Auto Components Co., Ltd.*) and (Shenyang Brilliance Dongxing Automotive Component Co., Ltd.*), both of which are wholly owned subsidiaries of the Company. He is also a director of the following subsidiaries of the Company: Shenyang Automotive, (Shenyang XingYuanDong Automobile Component Co., Ltd.*), (Mianyang Brilliance Ruian Automotive Components Co., Ltd.*), (Shenyang Jianhua Motors Engine Co., Ltd.*), China Brilliance Automotive Components Group Limited, Southern State Investment Limited, Beston Asia Investment Limited, Pure Shine Limited, Key Choices Group Limited, Brilliance China Automotive Finance Ltd., (Shenyang ChenFa Automobile Component Co., Ltd.*), (Shenyang XinJinBei Investment and Development Co., Ltd.*), (Shenyang JinBei Automotive Industry Holdings Co., Ltd.*) and (Shenyang Brilliance Power Train Machinery Co., Ltd.*). Save as stated herein, Mr. Wang does not hold any position in any subsidiaries of the Company.
     Other than the relationship arising from his being an executive Director of the Company and a director and Vice President of Huachen, Mr. Wang does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.
     Mr. Wang is currently a director and the Chairman of (Shanghai Shenhua Holdings Co., Ltd.*), a A-share company listed on the Shanghai Stock Exchange in 1990. Save as aforementioned, he has not held any directorship in any listed public companies in the last three years.
     As at the Latest Practicable Date, Mr. Wang was not interested or deemed to be interested in any Shares or underlying Shares of the Company pursuant to Part XV of the SFO. No service agreement has been entered into between the Company and Mr. Wang. The appointment of Mr. Wang has no fixed term but he is subject to the retirement by rotation requirements under the Bye- Laws. Mr. Wang is currently not entitled to any director’s emoluments for his position as an executive Director.

* for identification purposes only

APPENDIX I	BIOGRAPHIES OF DIRECTORS PROPOSED TO BE
RE-ELECTED AT THE ANNUAL GENERAL MEETING

     There is no information relating to Mr. Wang which is discloseable under Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there is no other matters that need to be brought to the attention of the Shareholders nor is there any other information to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

     This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide information to you with regard to the Repurchase Mandate to be proposed at the Annual General Meeting.
THE LISTING RULES
     The Listing Rules contain provisions regulating the repurchase by companies whose primary listings are on the Stock Exchange of their securities on the Stock Exchange, the following is a summary of certain provisions of the Listing Rules relating to repurchase of securities:
Shareholders’ Approval
     The Listing Rules provide that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of shareholders, either by way of general mandate or by specific approval of a particular transaction.
Source of Funds
     Repurchases must be funded out of funds legally available for such purpose in accordance with the Company’s memorandum of association and Bye-Laws and the Companies Act. A company may not repurchase its own securities on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange. Any repurchase by the Company may be made out of the capital paid up on the purchased Shares or out of the funds of the Company which would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of Shares made for the purpose. Any premium payable on a purchase over the par value of the Shares to be purchased must be provided for out of funds of the Company which would otherwise be available for dividend or distribution or out of the Company’s share premium account.
REASONS FOR REPURCHASES
     Although the Directors have no present intention of repurchasing any securities, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its Shareholders. Repurchases will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangement at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.
FUNDING OF REPURCHASES
     Repurchases of Shares will be funded out of funds legally available for the purchase in accordance with the Company’s memorandum of association and Bye-Laws and the applicable laws of Bermuda.
     On the basis of the financial position of the Company as disclosed in the audited financial statements contained in the 2005 annual report of the Company, there might be an adverse effect on the working capital requirements or gearing levels of the Company in the event that the Repurchase Mandate is exercised in full at any time. However, the Directors do not propose to exercise the

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.
     The exercise in full of the Repurchase Mandate, on the basis of 3,668,390,900 Shares in issue as at the Latest Practicable Date (assuming that no Shares are issued or repurchased during the period from the Latest Practicable Date up to the date of the Annual General Meeting) would result in up to 366,839,090 Shares being repurchased by the Company during the period in which the Repurchase Mandate remains in force.
GENERAL
     None of the Directors nor, to the best of their knowledge having made all reasonable enquires, any of their associates, have any present intention, if the Repurchase Mandate is approved by the Shareholders, to sell any Shares to the Company.
     The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules, the applicable laws of Bermuda and the Memorandum of Association and Bye-Laws.
     If as a result of a repurchase a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.
     As at the Latest Practicable Date, Huachen was interested in 1,446,121,500 Shares, representing approximately 39.42% of the issued share capital of the Company. Based on such shareholdings, in the event that the Directors exercise in full the power to repurchase Shares pursuant to the Repurchase Mandate, the shareholdings of Huachen would increase to approximately 43.80% of the issued share capital of the Company. The Directors consider that such increase would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. However, the Directors do not consider such increase would reduce the issued share capital in public hands to less than 25% (or the relevant prescribed minimum percentage required by the Stock Exchange). The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.
     No connected person (as defined in the Listing Rules), including a director, chief executive or substantial shareholder of the Company or its subsidiaries or an associate of any of them has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

SHARE PRICES
     The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

	Highest	Lowest
	HK$	HK$
2005
April	1.49	1.26
May	1.43	1.26
June	1.61	1.37
July	1.46	1.26
August	1.50	1.30
September	1.34	0.98
October	1.16	0.97
November	1.14	1.03
December	1.18	1.09

2006
January	1.40	1.12
February	1.57	1.26
March	1.36	1.12
April (up to 25th April, 2006)	1.55	1.14
SECURITIES PURCHASES MADE BY THE COMPANY
     The Company has not purchased any Shares, whether on the Stock Exchange or otherwise, in the six months preceding the date of this circular.

NOTICE OF ANNUAL GENERAL MEETING

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
NOTICE OF ANNUAL GENERAL MEETING
     NOTICE IS HEREBY GIVEN that an annual general meeting of Brilliance China Automotive Holdings Limited (the ‘‘Company ’) will be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Friday, 23rd June, 2006 at 9:00 a.m. for the following purposes:
1.	To receive and consider the audited consolidated financial statements and the reports of directors and auditors of the Company for the year ended 31st December, 2005;

2.	To re-elect directors of the Company and to authorise the board of directors to fix the remuneration of the directors;

3.	To authorise the board of directors to appoint auditors and to fix their remuneration;

4.	As special business, to consider and, if thought fit, pass, with or without modification, the following resolutions as ordinary resolutions:
(A)	‘THAT:
(a)	subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue or deal with additional shares in the share capital of the Company or securities convertible into such shares or options, warrants or similar rights to subscribe for any shares or convertible securities and to make or grant offers, agreements, and options which might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue

* for identification purposes only

NOTICE OF ANNUAL GENERAL MEETING

(as hereinafter defined), (ii) the exercise of the subscription rights or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company and from time to time outstanding, (iii) the exercise of any option granted under the share option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares of the Company in lieu of the whole or part of a dividend on shares of the Company in accordance with the bye-laws of the Company in force from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval be limited accordingly; and

(d)	for the purpose of this resolution:

‘Relevant Period’’ means the period from the passing of this resolution until whichever is the earlier of:
(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.
‘Rights Issue’’ means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares of the Company in the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangement as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or such stock exchange in any territory outside Hong Kong).’’
(B)	‘THAT:
(a)	subject to paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to purchase its own shares on The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’) or any other exchange on which the securities of the Company may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (‘‘Recognised Stock Exchange’’), subject to and in accordance with all applicable laws and regulations of Bermuda, bye-laws of the Company and

NOTICE OF ANNUAL GENERAL MEETING

the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other Recognised Stock Exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval be limited accordingly; and

(c)	for the purpose of this resolution:

‘Relevant Period’’ means the period from the passing of this resolution until whichever is the earlier of:
(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.’’
(C)	‘THAT subject to the passing of resolutions numbered 4(A) and 4(B), the aggregate nominal amount of the share capital of the Company which are to be purchased by the Company pursuant to the authority granted to the directors of the Company mentioned in resolution numbered 4(B) shall be added to the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to resolution numbered 4(A) above, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution.’’

By order of the Board
Brilliance China Automotive Holdings Limited
Lam Yee Wah Eva
Company Secretary
Hong Kong, 28th April, 2006

NOTICE OF ANNUAL GENERAL MEETING

Registered office:
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
Head office and principal place of business:
Suites 1602–05
Chater House
8 Connaught Road Central
Hong Kong
Notes:
1.	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4.	Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if shareholders so wish.

5.	The Hong Kong branch register of members of the Company will be closed from Wednesday, 21st June, 2006 to Friday, 23rd June 2006, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for attending the meeting, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 20th June, 2006.

6.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be declared in relation to any resolution put to the vote of the meeting before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:
(a)	by the chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.